Exhibit 99.1

 INVESTORpresentation  April 2021  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.  Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.  Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.    2

 Agenda  IntroductionFields of activityMain subsidiariesSummary  3  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

 Our Vision  4  DECODING BIOLOGY  Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

 Ag-chemicalsIndustry  Life-science product discovery & development challenges  Low probability of success with high cost and long time-to-market   5  Pharmaceutical Industry  Discovery anddevelopment costsof a new cropprotection product  Time to developa new cropprotection product    1995  2000  2005-8  2010-15  Number of years between the firstsynthesis and first sale of product  8.3  9.1  9.8  11.3  CDER’S* annual noveldrug approvals:2010-2019  Worldwide totalpharmaceutical R&Dspend in 2010-2024  Source: Phillips McDougall, 2016  Source: Phillips McDougall, 2016  Source: U.S. Food and Drug Administration  Source: Evaluate Pharma May 2019  *Center for Drug Evaluation and Research

 The opportunity  Utilize comprehensive and integrated computational biology to substantially increase the probability of success, while reducing the time and cost of life-science product discovery & development.  6  HUMAN HEALTH  Agriculture  Other Industries

 When biology meetsdisruptive technologies;introducing–   platform  7  BIG DATA  BIOLOGY  AI  Incorporating deep scientific understandings together with big data and advanced artificial intelligence technologies (AI), to successfully discover & guide the development of novel life-science based products.  – Computational Predictive Biology  Developed over two decades at an investment of tens of millions of dollars and validated through collaborations with industrial leaders & internal results

 Tailor-made Engines for product discovery & development   The CPB platform enhances product discovery and development through dedicated Engines for products based on three core components:MicrobesSmall molecules Genetic elements   8      MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

 Tailor-made Engines for product development   9   DiscoveryComputational selection of the most promising candidates to initiate the product development process.   DevelopmentComputational driven solution addressingoptimization development challenges for the selected candidates, without impairing their ability to address other product attributes, supporting the way to successful commercialization.  BIOLOGY  BIG DATA  AI  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

 10  Business Model  1  Product development through collaborationsJoint development with leading companies for defined products utilizing Evogene’s unique solution. Later-stage development and commercialization of the product will likely be done by the partner.   Potential revenue for EvogeneLicensing and research paymentsMilestone paymentsRevenue sharing  GMO seed traits for yield and abiotic stress for wheat  GMO seed traits for yield and abiotic stress for cornGMO seed traits for ASR resistance for soybean   GMO seed traits for nematode resistance   Main Business Model Until 2014:  GMO seed traits for yield and abiotic stress for corn and soybeanGMO (2013) and genome editing (2019) seed traits for fusarium resistance

 Product development through subsidiariesEstablish independent entities focusing on a defined commercial field with an exclusive license to use Evogene’s unique solutions for product development. The subsidiary may develop and commercialize products independently or through strategic collaborations. Potential revenue for EvogeneLicensing and research paymentsConsolidated revenuesDividends (subject to profits generated by subsidiary)  11  Business Model  2  Microbiome based therapeutics  Medical cannabis  Ag-solutions for castor  Ag-chemicals  Ag-biologicals  Main Business Model from 2015:

 Agenda  IntroductionFields of activityMain subsidiariesSummary  12  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

 OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    13  Potential fields of activity

 14  Current life-science based products under development  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH        Ag-Biologicals  MicrobiomebasedTherapeutics  MICROBES      Ag-Chemicals  Drugs based on small molecules  SMALL MOLECULES    Ag-solutionsfor castoroil production  Seed Traits  MedicalCannabis  GENETIC ELEMENTS

 Development & commercialization through subsidiaries and collaborations  15  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS              Seed Traits [division]  *  * non-exclusive license

 OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    16  Evogene Group – More to Come            We are now evaluating the initiation of discovery and development of new life-science based products in various new fields of activity.  Drug optimization*  Microbe for aquaculture*  High quality food by genome editing*  * under evaluation    New activity

   Evogene Group  17      *Evogene holdings  Other Industries  100%*  Castor Oil ProductionCastor seeds &growth protocol  HumanHealth  Microbiome basedTherapeuticsImmuno-oncologyGI- gastrointestinal- related disordersMDRO – multi-drug resistant organisms  Medical CannabisHigh yield & consumer traitsTherapeutic traits – currently inflammation & pain  90%*  100%*  Seed TraitsYield improvement and drought tolerancePlant diseaseInsect control  Agriculture  Ag ChemicalsHerbicidesInsecticidesFungicides  Ag BiologicalsBio-StimulantsBio-Pesticides  98%*  72%*  Internal division of Evogene

 Agenda  IntroductionFields of activityMain subsidiariesSummary  18  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

     19  Immuno-oncology program:Combination therapy for cancer with checkpoint inhibitorsPre-clinical stageAddressable market size expected by 2026* – $243BGI related disorders:Inflammatory Bowel Disorder (IBD) – pre-clinical stageIrritable Bowel Syndrome (IBS) – discovery stageAddressable market size expected by 2026: Inflammatory Bowel Disorder $22.4B, Irritable Bowel Syndrome** $3.3BMDRO:Multi Drug Resistant Organisms (antimicrobial resistance)Clostridium Difficile Infection (CDI) – discovery stageMethicillin-resistant Staphylococcus aureus (MRSA)– discovery stageAddressable market size expected by 2026: CDI*** $1.7B, MRSA**** $3.9B  Mission:Discovery and development of novel therapies for microbiome-related human disorders using computational biology.  2021IBD - extend pre-clinical studyImmuno-oncology - initiate proof of concept, first in human study2022IBD - initiate first GMP production of drug candidates for IBDImmuno-oncology - readout from proof of concept, first in human study  Product Pipeline:  | Human Microbiome  *https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html**https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc***www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/****www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html        Expected main near-term value drivers:

     20  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome

     21  MetaYield Products:Stable enhancement of total plant compounds:Increased compounds per plantIncreased compounds per areaTotal Cannabis market size expected by 2024 – $42.7B* Precise Products:Stable enhancement of specific active compounds for pain and inflammation: Medical indication focusCompound profile focusMedical Cannabis market size expected by 2024 – $25.6B*  Mission:Commercialize precise & stable medical cannabis products for better therapeutic effects using computational biology.  2021MetaYield - reach 1st commercial variety; sign production and distribution agreements in anticipation for commercialization in 2022Precise - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation2022MetaYield - commercial launch and initial sales of first product in IsraelPrecise - reach 1st commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023  Product Pipeline:  | Medical Cannabis  *Source: Arcview Market research/BDS Analytics 2020  Expected main near-term value drivers:

     22  Example Results:   Medical Cannabis aiming at high THC, high yield, big inflorescence and dense trichomes  MetaYield products under development – increased compounds per area, addressing the T20/C4 (THC 16%-24% and CBD 0%-7%) market segment, which currently consists of 70% of the Israeli medical cannabis market  | Medical Cannabis

     23  Herbicides:Novel MoA (Mode-of-Action) selective/non-selective herbicidesRelevant target crops – Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar Beet, Other TBDAddressable market size expected by 2022*: $34BLead stage Insecticides:Novel SoA (Site-of-Action)Addressable market size expected by 2022*: $19BHit-to-Lead stage  Mission:Design of next-generation effective, sustainable and safer crop protection products by leveraging computational biology and chemistry.  2021New MoA Herbicide - reach a herbicide tolerance trait POC for a ‘Lead’ herbicide under developmentNew MoA Herbicide/SoA Insecticide - sign a licensing agreement for a leading candidate2022New MoA Herbicide - sign a strategic agreement for the development of an ‘Optimized Lead’ compoundNew MoA Herbicide - reach an ‘Optimized Lead’ phase in the herbicide program  Product Pipeline:  | Ag-Chemicals  *https://www.prnewswire.com/news-releases/global-3410-billion-herbicide-market-2022---research-and-markets-300458389.html  Expected main near-term value drivers:

     24  Example Results:   Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  Leading novel MoA herbicide candidate – displaying efficacy in eradicating multiple important weed species in field tests  | Ag-Chemicals  (weed)

     25  | Ag-Biologicals  Bio-stimulants (live microbials for yield improvement):Spring wheat – seed treatment/soil application – development stage 2Corn – seed treatment – pre-development stageAddressable market size*: corn – 120M acres, spring wheat – 25M acresBio-pesticides (live microbials for pest protection):Mildew, fruit rot for fruit and vegetables (initial focus on grapes) – foliar application – development stage 1Seedling disease for corn, soy – seed treatment for disease protection – pre-development stageBio-insecticides – initial focus corn (seed treatment), soy (foliar) – pre-development stageAddressable market size*: mildew, fruit rot – $550M, seedling diseases – $500M, bio-insecticides – $1.5B.  Mission:Improve food quality, sustainability and agricultural productivity through the introduction of microbiome based ag-biological products using computational biology.  2021Fruit rot bio-fungicide – product advancement of LAV311 or 312 development towards regulationBio-stimulant - conduct pre-commercial trials for LAV211 in spring wheat 2022Bio-stimulant - initial product sales of LAV211 for spring wheatFruit rot bio-fungicide - file for regulatory approval for leading product candidate LAV311 or LAV312  Product Pipeline:  *Company estimation  Expected main near-term value drivers:

   26  | Ag-Biologicals  Example of treatment with LAV312 against Botrytis Cinerea in vines – untreated control vs treated vines  Lavie Bio’s wheat field in the USA during harvest

 Subsidiaries - expected main near-term value drivers    2021    2022      Inflammatory Bowel Disease (IBD) - extend pre-clinical study  Immuno-oncology - initiate proof of concept, first in human study  IBD - initiate first GMP production of drug candidates for IBD  Immuno-oncology - readout from proof of concept, first in human study    MetaYield - reach 1st commercial variety; sign production and distribution agreements in anticipation for commercialization in 2022  Precise - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation  MetaYield - commercial launch and initial sales of first product in Israel  Precise - reach 1st commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023    New MoA Herbicide - reach a herbicide tolerance trait POC for a ‘Lead’ herbicide under development   New MoA Herbicide/SoA Insecticide - sign a licensing agreement for a leading candidate  New MoA Herbicide - sign a strategic agreement for the development of an ‘Optimized Lead’ compound  New MoA Herbicide - reach an ‘Optimized Lead’ phase in the herbicide program    Fruit rot bio -fungicide – product advancement of LAV311 or 312 development towards regulation   Bio-stimulant - conduct pre-commercial trials for LAV211 in spring wheat   Bio-stimulant - initial product sales of LAV211 for spring wheat  Bunch rot bio-fungicide - file for regulatory approval for leading product candidate LAV311 or LAV312  27  Collaboration  Regulation  Pipeline  Product Launch

 Agenda  IntroductionFields of activityMain subsidiariesSummary  28  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

 29  Summary  Our vision - Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.  CPB platform - a unique technology platform stemming from the incorporation of deep scientific understandings of biology together with big-data and artificial intelligence technologies  The CPB’s three unique engines target to improve the development of products based on the following core components:MicroBoost AI – for products based on microbesChemPass AI – for products based on small moleculesGeneRator AI – for products based on genetic elements  Four main market-oriented subsidiaries, each with a clear milestone roadmap: Biomica – human-microbiome based therapeuticsCanonic – medical cannabisAgPlenus – ag-chemicalsLavie Bio – ag-biologicals  Dual based business model - utilizing Evogene’s solutions for:Product development & commercialization through collaborationsProduct development & commercialization through subsidiaries  Significant catalysts expected in the next 12 months towards 2022 product commercialization & strategic collaborations

 THANK You!

 Annex I:Addressing the discovery and development challenges of life science-based product  31

               32    Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Candidate Selection    ProductDefinition              Discovery  Development  The challenge in creatinglife-science based products

               33    Candidate Selection    ProductDefinition          Common practiceDiscovery – selection of product candidates mainly addressing efficacy   The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

               34    Candidate Selection  ProductDefinition            Low probability of successLong time to marketHigh development costs      Development – inefficient optimization & difficulty in addressing a single challenge without impairing others  The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Common practiceDiscovery – selection of product candidates mainly addressing efficacy

 Evogene’s AI-based solution:Discovery  35    Candidate Selection  ProductDefinition          A multi-attribute computational selection of product candidates, addressing relevant challenges using dedicated training data sets and AI.                  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 Evogene’s AI-based solution:Development  36    Candidate Selection  ProductDefinition          A multi-attribute computational analysis, addressing a specific development challenge of the selected candidate, without impairing its ability to address other product attributes.                Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 37  Evogene’s AI engines provide tailor-made solutions   Development Computational driven solution for guiding and assessing the optimization process of the selected core component, without impairing other key product attributes.   DiscoveryComputational prediction of candidates, to serve as the product’s core-component, addressing multiple key product attributes.

 Annex II:Financial Fundamentals  38

 Key Financials:Balance Sheet  Key Points:Consolidated cash position: ~$48.2 million as of 31.12.2020, ~$13 million appropriated to Lavie BioNo bank debtEstimated net cash usage for 2021, excluding Lavie Bio: $20-$22 millionListed on TASE (2007) and NASDAQ (2016)  39  Thousands of US $  31.12.2020  31.12.2019  Current Assets  51,823  49,027  Long-Term Assets  20,092  22,337  Total Assets  71,915  71,364  Current Liabilities  9,676  5,746  Long-Term Liabilities  5,357  5,401  Equity attributable to equity holders of the Company  46,045   50,144  Non-controlling interest   10,837  10,073  Total Liabilities & Shareholders Equity  71,915  71,364    39